

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

June 9, 2009

Via U.S. Mail

Clarence Otis, Jr.
Chairman and Chief Executive Officer
Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, Florida 32809

> **Re: Darden Restaurants, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **May 25, 2008**
> **Filed July 17, 2008**
> **File No. 001-13666**

Dear Mr. Otis:

We have reviewed your responses to the comments in our letter dated April 3, 2009 and have the following comments in response.

Schedule 14A Proxy Statement:

Annual Cash Incentive, page 39

1. We note your response to prior comment 1. In the first paragraph under "Disclosure of Concept Targets Would Cause Competitive Harm," you state that your concepts "are not subsidiaries or operating companies." However, we note that your disclosure on page 40 of the proxy identifies Olive Garden as an operating company. Please reconcile your response to our prior comment 1 with your disclosure in the proxy.

2. We note that your disclosure in the proxy suggests that MIP targets relate only to the Olive Garden and the company overall. However, your response to prior comment 1 suggests that targets are also set for some or all of your "concepts", including Red Lobster and LongHorn. Please tell us whether the "concept"

targets for your named executive officers are limited to the Olive Garden. If they are not, please reconcile that information with your disclosure in the proxy statement.

Long-Term Incentives, page 42

3. We understand your response to prior comment 2 to mean that you will disclose in future filings the six different total annual sales growth targets and the corresponding sales multiple for each target. If true, please confirm that our understanding is accurate. In addition, please confirm that you will also disclose your actual total annual sales growth for the fiscal period.

4. Please confirm that you will disclose in future proxy statements the performance stock unit vesting formula (set forth in the first paragraph of your response to prior comment 2) and the vesting percentage for performance stock units awarded to the named executive officers.

5. You state that you will disclose in future filings the possible ROGI Multiples for the fiscal period. Please also confirm that you will disclose the actual ROGI Multiple.

6. Please provide additional analysis explaining why you believe that disclosure of the specific ROGI target and the ROGI In Excess of Hurdle rate would provide competitors with insights that would not otherwise be available to your competitors as a result of your proposed disclosure. We note, for instance, that you would be required to explain the significance of the ROGI Multiple in the proxy statement and that investors would be able to evaluate that Multiple.

    Please explain why you believe that disclosure of the ROGI target and ROGI In Excess of Hurdle rate for the relevant period would cause a competitive harm if disclosure of the ROGI Multiple does not. In your response, we request that you address, to the extent applicable, how the disclosure of performance targets might allow your competitors to extrapolate sensitive information about the company's earnings growth. Please also describe, to the extent applicable, how disclosure of the performance targets along with the company's other publically available information, might allow your competitors to acquire information relating to your past or present business plan or provide insight regarding your business strategies. You should discuss with specificity how a competitor might deconstruct the target numbers to ascertain confidential commercial or financial information. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris,
Attorney - Advisor